UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

Helix BioMedix, Inc.
(Name of the Issuer and Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

423287309
(CUSIP Number of Class of Securities)

R. Stephen Beatty
President and Chief Executive Officer
Helix BioMedix, Inc.
22121 17th Avenue S.E., Suite 112
Bothell, Washington 98021
(425) 402-8400
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Mark F. Worthington, Esq.
Summit Law Group, PLLC
315 Fifth Ave. S., Suite 1000
Seattle, Washington  98104
(206) 676-7000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

	Calculation of Filing Fee
Transaction Valuation (1)		Amount of Filing Fee (2)
$120,000		$13.76
(1) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 200,000 shares of common stock for $0.60 per share in cash in lieu of issuing fractional shares to holders.

(2) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $120,000 by 0.00011460.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $13.76
Form or Registration No.:  Rule 13e-3 Transaction Statement on Schedule 13E-3 and Amendment No. 1 thereto
Filing Party:  Helix BioMedix, Inc.
Dates Filed:  September 11, 2012 and October 23, 2012

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Helix BioMedix, Inc., a Delaware corporation (the “Company”), on September 11, 2012, in connection with a proposed transaction to suspend its periodic reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of an amendment to the Company’s Certificate of Incorporation to effect a 1-for-300 reverse stock split of the Company’s common stock, $0.001 par value per share (the “Common Stock”).

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.  Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.    Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.    Subject Company Information

(a)           Name and Address.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Name and Address” is incorporated herein by reference.

(b)           Securities.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Securities” is incorporated herein by reference.

(c)           Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Prior Public Offerings” is incorporated herein by reference.

(f)           Prior Stock Purchases.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)            Name and Address. The filing person, the Company, is also the subject company.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Name and Address” is incorporated herein by reference.  In addition, the information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Certain Information Concerning Us, Our Directors and Executive Officers and Other Affiliates” is incorporated herein by reference.

(b)            Business and Background of Entities.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Certain Information Concerning Us, Our Directors and Executive Officers and Other Affiliates” is incorporated herein by reference.

(c)           Business and Background of Natural Persons.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – Certain Information Concerning Us, Our Directors and Executive Officers and Other Affiliates” is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)           Material Terms.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “— Disadvantages of the Reverse Stock Split,” “—Effects of the Reverse Stock Split” and “— Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” and “SPECIAL FACTORS — Purposes of and Reasons for the Reverse Stock Split,” “—Fairness of the Reverse Stock Split,” “— Effects of the Reverse Stock Split,” “— Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” and“—Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

(d)            Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Reverse Stock Split – Procedural Fairness” is incorporated herein by reference.

(f)           Eligibility for Listing or Trading. Not applicable.
Item 5.    Past Contracts, Transactions, Negotiations and Agreements

(a)           Transactions. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Background of the Reverse Stock Split,” “—Voting Information” and “—Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “INFORMATION ABOUT THE COMPANY – Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)           Significant Corporate Events. Not applicable.

(c)           Negotiations or Contacts. Not applicable.

(e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET – Voting Information” and “SPECIAL FACTORS — Voting Information,” “—Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “INFORMATION ABOUT THE COMPANY – Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired.  The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effects of the Reverse Stock Split” and “—Effective Date” is incorporated herein by reference.

(c)           Plans.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Reverse Stock Split,” “— Purposes of and Reasons for the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “Disadvantages of the Reverse Stock Split” and “— Effects of the Reverse Stock Split” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “— Purposes of and Reasons for the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “— Effects of the Reverse Stock Split,” “— Conduct of Our Business After the Reverse Stock Split” and “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)           Purposes.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split” and “—Effects of the Reverse Stock Split” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “—Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split” and “—Effects of the Reverse Stock Split” is incorporated herein by reference.

(b)            Alternatives.   The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Reverse Stock Split” and “— Alternatives Considered” is incorporated herein by reference.

(c)           Reasons.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split” and “—Effects of the Reverse Stock Split” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “—Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “—Effects of the Reverse Stock Split” and “— Alternatives Considered” is incorporated herein by reference.

(d)           Effects.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Reverse Stock Split,” “— Purposes and Reasons for the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “— Disadvantages of the Reverse Stock Split,” “— Effects of the Reverse Stock Split” and “— Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” and “SPECIAL FACTORS —Background of the Reverse Stock Split,” “ – Purposes and Reasons for the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “— Effects of the Reverse Stock Split,” “— Conduct of Our Business After the Reverse Stock Split,” “— Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” and “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)           Fairness.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Reverse Stock Split,” “— Recommendation of the Special Committee and Approval of the Board” and “ – Voting Information” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “— Recommendation of the Special Committee and Approval of the Board” and “—Voting Information” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “— Effects of the Reverse Stock Split” and “— Opinion of Advisor to the Special Committee” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “—Purposes of and Reasons for the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “— Alternatives Considered” and “—Opinion of Cascadia Capital” is incorporated herein by reference.

(c)           Approval of Security Holders.  The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Reverse Stock Split – Procedural Fairness” and “— Voting Information” is incorporated herein by reference.

(d)           Unaffiliated Representative.  The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Reverse Stock Split” and “— Fairness of the Reverse Stock Split – Procedural Fairness” is incorporated herein by reference.

(e)           Approval of Directors.  The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Reverse Stock Split” and “— Recommendation of the Special Committee and Approval of the Board” is incorporated herein by reference.

(f)           Other Offers.  None.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Reverse Stock Split” and “— Opinion of Advisor to the Special Committee” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “— Fairness of the Reverse Stock Split” and “—Opinion of Cascadia Capital” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Reverse Stock Split” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “— Fairness of the Reverse Stock Split” and “—Opinion of Cascadia Capital” is incorporated herein by reference.

(c)           Availability of Documents.  The full text of the fairness opinion of Cascadia Capital, LLC (“Cascadia Capital”) dated August 16, 2012 is attached as Annex B to the Proxy Statement.  The fairness opinion of Cascadia Capital dated August 16, 2012 is also available for inspection and copying at the Company’s principal executive offices, 22121 17th Avenue S.E., Suite 112, Bothell, Washington  98021.

Item 10.  Source and Amounts of Funds or Other Consideration

(a)           Source of Funds.  The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source and Amount of Funds and Expenses” is incorporated herein by reference.

(b)           Conditions.  None.

(c)           Expenses.  The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source and Amount of Funds and Expenses” is incorporated herein by reference.

(d)           Borrowed Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source and Amount of Funds and Expenses” is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company

(a)           Securities Ownership.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases” is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Voting Information,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT AND THE MEETING” and “SPECIAL FACTORS — Voting Information” and “—Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

(e)           Recommendation of Others.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Reverse Stock Split” and “—Recommendation of the Special Committee and Approval of the Board,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT AND THE MEETING” and “SPECIAL FACTORS — Background of the Reverse Stock Split,” “— Fairness of the Reverse Stock Split,” “—Recommendation of the Special Committee and Approval of the Board” and “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 13.  Financial Statements

(a)           Financial Information.  The audited financial statements for the years ended December 31, 2011 and 2010 are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 27, 2012.  The unaudited interim financial statements for the six months ended June 30, 2012 and June 30, 2011 are incorporated by reference in the Proxy Statement from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012.  The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

(b)           Pro forma Information.  The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Pro Forma Financial Information (Unaudited)” is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitation or Recommendation.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE MEETING — Proxies and Solicitation of Proxies” is incorporated herein by reference.

(b)           Employees and Corporate Assets.  The information set forth in the Proxy Statement under “INFORMATION ABOUT THE MEETING — Proxies and Solicitation of Proxies” is incorporated herein by reference.

Item 15.  Additional Information

(b)           Other Material Information.  The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16.  Exhibits

(a)           Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on September 11, 2012).

(b)           LOC Agreement dated March 9, 2012 between the Company and Frank T. Nickell (incorporated herein by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed with the SEC on May 10, 2012).

(c)           Opinion of Cascadia Capital dated August 16, 2012 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)           Not applicable.

(f)            Not applicable.

(g)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HELIX BIOMEDIX, INC.

By:	/s/ R. Stephen Beatty
R. Stephen Beatty
President and Chief Executive Officer

Dated:  November 13, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)
Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on September 11, 2012).

(b)
LOC Agreement dated March 9, 2012 between the Company and Frank T. Nickell (incorporated herein by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed with the SEC on May 10, 2012).

(c)	Opinion of Cascadia Capital, LLC dated August 16, 2012 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)	Presentation of Cascadia Capital, LLC dated August 15, 2012 (incorporated herein by reference to Annex C of the Proxy Statement).

(e)	Form 10-K for the year ended December 31, 2011 (incorporated herein by reference to Annex D of the Proxy Statement).

(f)	Form 10-Q for the quarter ended September 30, 2012 (incorporated herein by reference to Annex E of the Proxy Statement).